UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of October 2011
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Additional Information — Private Placement with the Promoter Group
Sify Technologies Limited (the “Company”) is filing this Form 6-K to provide further information to investors regarding its previously announced private placement transaction in October 2010 with Raju Vegesna, the Company’s Chief Executive Officer, and affiliates of Mr. Vegesna (collectively, the “Promoter Group”).
Background
Beginning in July 2010, the Company’s Board of Directors evaluated its options for raising capital to fund the Company’s operations. The Company is in the capital intensive information technology and enabled services sector. Accordingly, it needs access to significant capital to fund capital expenditures and pursue new customers, including the Government of India, Indian state governments and other Indian agencies. The Board of Directors believed that the Company would benefit from additional funding to continue the construction of additional data centers, augment its investment in an underwater telecom cables project that seeks to connect the Company’s domestic network with overseas markets and continue expanding its domestic network infrastructure. Additionally, the Company had recently begun pursuing government contracts that require bidders to deposit substantial capital to secure performance. In order to be able to bid on these contracts, the Company needed additional capital and the ability to demonstrate that it could fund the operating costs necessary to complete the government project.
Indian Legal Restrictions on Raising Funds
After the Company listed its American Depository Shares (“ADS”) for trading on the Nasdaq Stock Market, the Indian Government’s Ministry of Finance prohibited Indian companies from trading in foreign markets until such companies list for trading in India. The Indian Ministry of Finance has since restricted the Company from issuing any more ADSs for trading abroad until the Company first lists its securities for trading in India. Under Indian law, however, the Company is unable to list its shares for trading in India until it achieves three straight years of profitable operations. Its most recent fiscal year was not profitable, so it will be at least three years before the Company qualifies for a listing of its securities for public trading in India. As a result and under current Indian law, the Company is unable to raise capital by issuing to investors any securities that are tradable in the United States or India.
In light of the constraints facing the Company and its need for additional capital — neither a United States or Indian market was available — the Board of Directors concluded that the transaction with the Promoter Group represented the then best opportunity for the Company to raise significant financing, as and when needed by the Company, to continue the development and expansion of the Company, and was in the best interests of all shareholders. The Promoter Group, having already invested significantly in the Company, agreed to provide further funds and purchase Indian equity shares, the shares that are underlying the Company’s American Depositary Shares. The Indian equity shares are illiquid and have no market, and as further discussed below, cannot be deposited with the Company’s depositary in the United States as American Depositary Shares.
The Private Placement Transaction
The transaction with the Promoter Group was approved by the Board of Directors, including all independent members of the Board of Directors, in August 2010, and by the Company’s shareholders at the Company’s Annual General Meeting in September 2010, in accordance with Indian law.
As previously reported on a Form 6-K filed with the Securities and Exchange Commission on November 15, 2010, the Company entered into a subscription agreement in October 2010 to issue and allot 125,000,000 equity shares to the Promoter Group at a purchase price of Rs.32 per share, or $0.69 per share, for an aggregate purchase price of Rs. 400 crores, or approximately $86 million (the “Subscription Agreement”). The Board of Directors believed that $86 million was necessary to fund operations, continue capital expenditures and bid on certain government contracts.

The Subscription Agreement required the Promoter Group to pay the full amount by September 2011 in installments as and when funds were called by the Board of Directors. As of September 1, 2011, the Board had only called for payment of $43 million of the subscription price. Under Indian law, the Company’s Board of Directors has the power to determine when to call the balance of the funds committed under the terms of the Subscription Agreement. The Board of Directors determined that the balance of the funds were not currently needed but would be required over the next two years. Accordingly, the Company and the Promoter Group amended the Subscription Agreement to allow the Board of Directors to call the balance of the proceeds at any time prior to September 26, 2013. The amendment to the Subscription Agreement was previously reported on a Form 6-K filed on September 8, 2011.
Legal Status of the Equity Shares Issued to the Promoter Group
The equity shares were issued in accordance with Indian law and the Company’s Articles of Association, which permits shares to be issued and the subscription price for such shares to be paid in installments. The timing of any request for such payments for the share commitment is at the sole discretion of the Board of Directors.
Under Indian law, all 125,000,000 shares are considered issued and outstanding. However, under Section 87 of the Indian Companies Act, 1956, the partly paid up shares have voting rights only to the extent they are paid up. Therefore, the Promoter Group has voting rights only with respect to 50%, which is the current amount paid on these shares. The remaining unpaid portion of these shares does not have any voting rights. Similarly, rights to any dividends (if declared) and the right to receive any distribution of assets upon any liquidation of the Company will be available only with respect to the paid portion of the shares and the unpaid portion of these shares, currently 50%, do not have these rights.
Under Indian law, the partly paid shares may be transferred. However, the transferee is obligated to pay the remaining subscription price to the Company as and when the funds are called by the Board of Directors. Indian law also affords significant protection for the Company and its shareholders if the Promoter Group defaults and does not pay for the balance of shares when called by Company’s Board of Directors. If the Promoter Group, or any subsequent purchaser, fails to pay the subscription price when called by the Board of Directors, the entire 125 million shares will be forfeited, and any funds that have been paid to date will be retained by the Company and not returned to the purchaser.
In the event of bankruptcy or liquidation, the uncalled balance capital amount has to be paid by the Promoter Group and would be available for the creditors of the Company.
In addition, under the Company’s applicable accounting standards, the International Financial Reporting Standards, the shares that are partly paid are included on a proportionate basis, to the extent they are paid up, for the calculation of shares outstanding in determining the Company’s earnings per share.
As a result of Indian regulations regarding foreign ownership of shares of Indian companies in the telecommunications sector and the Company’s inability to issue additional American Depositary Shares due to the Indian government prohibition on additional financing, the equity shares issued to the Promoter Group cannot be deposited with the Company’s depositary and American Depositary Receipt facility for trading in the United States, absent a change in Indian law.
***
The transaction with the Promoter Group was structured in accordance with Indian law and approved by the Board of Directors, including all independent members of the Board of Directors, and its shareholders. The transaction allows the Company to fulfill its then immediate needs for capital in light of the restrictions of capital raising imposed by the Indian government, while giving it the critical flexibility, given the Indian regulatory constraints on the Company’s ability to raise additional funds, to draw down on additional capital as needed over the next two years. The equity shares only have rights to the extent of the paid-in capital.

The Company continues to evaluate and pursue opportunities for investments, including additional investments in its domestic and international infrastructure, and pursuit of significant government contracts that would require substantial funds to support its obligations. It is able to pursue these opportunities for the benefit of all of the Company’s stakeholders, directly as a result of $43 million available to it, at any time over the next two years, pursuant to the Subscription Agreement.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2011
SIFY TECHNOLOGIES LIMITED
By: /s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer